Exhibit (e)(21)

Execution Copy

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

THIS AGREEMENT (this “Agreement”), made and entered into as of this 10th day of June, 2011, by and between Immucor, Inc., a Georgia corporation with its executive offices at 3130 Gateway Drive, Norcross, Georgia 30071 (herein referred to as “Employer” or the “Company”), and Gioacchino De Chirico, residing at 1992 Winchelsea Court, Dunwoody, Georgia 30338 (herein referred to as “Employee”), amends and restates that certain Employment Agreement dated as of December 1, 2003 and amended as of June 1, 2007 by and between the Company and Employee. This Agreement supersedes any and all prior agreements between the two parties.

WITNESSETH

WHEREAS, the parties hereto desire to enter into an agreement for Employer’s employment of Employee on the terms and conditions hereinafter stated.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereby agree as follows:

1.	Relationship Established

Employer hereby employs Employee as Past President and CEO to assist in the transition to a new Chief Executive Officer, and to perform such duties in regard to such transition as may from time to time be reasonably determined by the Company’s Chief Executive Officer; provided, however, Employee will not be an officer of the Company or any of its affiliates and will not perform any policy-making functions for the Company or any of its affiliates. Employee will be retained in this position during the term of his employment under this Employment Agreement, and hereby agrees to perform such services and duties in this capacity. Employee will report directly to the Company’s Chief Executive Officer.

2.	Extent of Services

Employee shall devote substantially all his business time, attention, skill and efforts to the performance of his duties hereunder, and shall use his best efforts to promote the success of the Employer’s business.

3.	Term of Employment

Employee’s employment hereunder shall commence on December 1, 2003 (hereinafter called the “Effective Date,” and shall continue through June 10, 2012, unless sooner terminated by the first to occur of the following:

(a)	The death or complete disability of Employee. “Complete disability”, as used herein, shall mean the inability of Employee, due to illness, accident or any other physical or mental incapacity, to perform the services provided for hereunder for an aggregate of 12 months during the term hereof.

(b)	The discharge of Employee by Employer for Cause. Employee’s discharge shall be “for Cause” if due to any of the following:

(i)	Employee’s dishonesty,

(ii)	Employee’s continuing inability or refusal to perform reasonable duties assigned to him hereunder (unless such refusal occurs following the occurrence of a Change of Control, as defined herein),

(iii)	Employee’s moral turpitude, or

(iv)	Employee’s breach of any material obligation to the Company under this Agreement or any other agreement with the Company.

Disability because of illness or accident or any other physical or mental disability shall not constitute a basis for discharge for Cause.

(c)	Employee’s resignation for Good Reason. For purposes of this Agreement, “Good Reason” shall mean any of the following without Employee’s consent:

(i)	the failure to make any material payments due to Employee under this Agreement; or

(ii)	a relocation of the Company’s headquarters or a requirement by the Company that Employee move his primary work location more than thirty (30) miles from Employee’s principal residence noted in Section 14(b) hereof.

Employee’s employment will not be considered to have been terminated for Good Reason unless Employee provides the Company with written notice of termination for Good Reason within 90 days of the occurrence of the condition or circumstance giving rise to the termination for Good Reason, and the Company has not cured that condition or circumstance within 30 days after receiving such written notice.

(d)	The discharge of Employee by Employer without Cause.

(e)	At Employee’s request and with the express prior written consent of Employer.

(f)	At Employee’s election upon 120 days notice (or such lesser notice as Employer may accept), without the express prior written consent of Employer.

(g)	At the end of the term of the Agreement.

4.	Compensation

(a)	Subject to the provisions of Section 4(d), Employer will pay to Employee as base compensation for the services to be performed by him hereunder the base compensation specified on Schedule A attached hereto. Schedule A may be amended from time to time upon the parties’ revision and re-execution thereof, whereupon the amended Schedule A shall be attached hereto; provided, however, the amended Schedule A shall be effective upon such re-execution, whether or not it is attached hereto.

(b)	Employee shall be entitled to participate in the Company’s FY 2012 bonus and long-term incentive plans at the target levels specified on Schedule A.

(c)	In the event Employee’s employment shall terminate under Section 3(c) or 3(d) hereof, and subject to Employee’s execution and non-revocation of a release of claims in such form as the Company shall reasonably require, Employee shall be paid an amount equal to the Average Annual Compensation payable to Employee under Schedule A for the remainder of the term of this Agreement in accordance with the payment schedule set forth on Schedule A, to be paid over the remainder of the term of this Agreement following termination. For purposes of this Section, “Average Annual Compensation” shall mean Employee’s annual base compensation payable to Employee under Schedule A together with his Average Bonus. “Average Bonus” shall mean the average bonus paid to employee over the last two years in which Employee was eligible to receive a bonus or such lesser number of years in which Employee was eligible to receive a bonus.

(d)	Except as provided in Section 4(e) and 4(f) below, in the event Employee’s employment shall terminate under Section 3(a), 3(b), 3(e), 3(f) or 3(g) hereof, all of Employer’s obligations to Employee hereunder will cease automatically and Employee shall only be entitled to compensation accrued through the date of termination.

(e)	At the end of the term of this Agreement (unless prior thereto Employee is discharged for Cause under Section 3(b) above) or upon the occurrence of a Vesting Condition as defined below, (i) Employee’s existing stock options under any Immucor Inc. incentive plan, including the Company’s 1990 Stock Option Plan, the Company’s 1995 Stock Option Plan, the Company’s 1998 Stock Option Plan, and the Company’s 2005 Long-Term Incentive Plan, if any, shall immediately vest and become exercisable in full and shall remain exercisable for the full term stated in such plan or in any stock option agreement between the Company and Employee, and (ii) the restrictions on all Restricted Stock and restricted stock units granted to Employee under the Company’s 2005 Long-Term Incentive Plan shall immediately lapse and such awards shall become free of all restrictions and fully vested and transferable to the full extent of the original grant. For purposes of Section 4(e) and 4(f), “Vesting Condition” shall mean the termination of Employee’s employment under Section 3(c) or 3(d) hereof. In partial consideration for Employer’s agreements in this Section 4(e), and as a condition to receiving any of the benefits of this Section 4(e), Employee agrees to execute and not revoke a release of claims in such form as Employer shall reasonably require.

(f)	At the end of the term of this Agreement (unless prior thereto Employee is discharged for Cause under Section 3(b) above) or upon the occurrence of a Vesting Condition, (ii) Employer will pay to Employee a lump sum cash payment equal to the product of (i) 18 multiplied by (ii) the monthly cost of maintaining health benefits for Employee (and Employee’s eligible dependents) as of the date of Employee’s termination of employment under a group health plan of the Company for purposes of Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”), excluding any short-term or long-term disability insurance benefits.

5.	Expenses

Employee shall be entitled to receive reimbursement for, or payment directly by the Employer of, all reasonable expenses incurred by Employee at the request of the Employer in the performance of his duties under this Agreement, provided that Employee accounts therefor in writing and that such expenses are ordinary and necessary business expenses of the Employer within the meaning of Section 162 of the Code.

6.	Insurance and Other Fringe Benefits

Employer will provide Employee with (a) health insurance, dental insurance, long-term disability insurance, paid vacations and other fringe benefits in the form and in dollar amounts substantially equivalent to the benefits provided to the Employer’s other employees in a similar position and with similar responsibilities, and (b) life insurance for the benefit of Employee and/or the Employer, as provided on Schedule B attached hereto. Schedule B may be amended from time to time upon the parties’ revision and re-execution thereof, whereupon the amended Schedule B shall be attached hereto; provided, however, the amended Schedule B shall be effective upon such re-execution, whether or not it is attached hereto.

7.	Termination of Employment Upon Sale or Change of Control of Employer’s Business; Severance

(a)	For the purposes of this Agreement, a “Change of Control” shall mean any of the following events:

(i)	Sale of Employer’s Assets. The sale of all or substantially all of Employer’s assets to a single purchaser or group of associated purchasers, whether in a single transaction or a series of related transactions within a 12-month period.

(ii)	Sale of Employer’s Shares. The sale, exchange, or other disposition to a single purchaser or group of associated purchasers, in one transaction, or in a series of related transactions within a 12-month period, of thirty percent (30%) or more of Employer’s outstanding shares of capital stock.

(iii)	Merger or Consolidation. The merger or consolidation of Employer in a transaction or series of related transactions in which Employer’s shareholders receive or retain less than fifty percent (50%) of the outstanding voting shares of the new or surviving corporation.

(b)	If, during the term of this Agreement after a Change of Control, either (i) Employer terminates Employee’s employment without Cause or (ii) Employee resigns for Good Reason, and subject to Employee’s execution, delivery and non-revocation of a release of claims in such form as the Company shall reasonably require, then Employer shall pay Employee (instead of the amount specified in Section 4(c), if any) an amount equal to two (2) times Employee’s Average Annual Compensation (as defined below), to be paid in approximately equal bi-weekly installments over the remaining term of this Agreement; provided, however, that if the Change of Control also is a “change in control event” within the meaning of Treasury Regulation section 1.409A-3(i)(5), then the entire severance under this Section 7(b) shall be paid in a single payment at the time of termination (in either case, subject to any required delay in payment under Section 19(c)). In consideration of such payment and his employment hereunder through the date of such termination, Employee agrees to remain bound by the provisions of this agreement which specifically relate to periods, activities or obligations upon or subsequent to the termination of Employee’s employment.

(c)	Upon a Change of Control, Employee’s existing options under any Immucor Inc. option plan, including the Company’s 1990 Stock Option Plan, the Company’s 1995 Stock Option Plan, and the Company’s 1998 Stock Option Plan, if any, shall immediately vest and become exercisable in full and shall remain exercisable for the full term stated in such option plan or in any stock option agreement between the Company and Employee.

(d)	For purposes of this Section, “Average Annual Compensation” shall mean Employee’s annual base compensation payable to Employee under Schedule A together with his Average Bonus. “Average Bonus” shall mean the average of the bonuses paid to Employee over the last two years in which Employee was eligible to receive a bonus.

8.	Mandatory Reduction of Payments in Certain Events

(a)

If any amount, entitlement or benefit paid or payable to Employee or provided for his benefit under this Agreement and under any other agreement, plan or program of the Company or any of its affiliates (such payments, entitlements and benefits referred to as a “Payment”) is subject to the excise tax imposed under Code Section 4999 or any similar federal or state law (an “Excise Tax”), then notwithstanding anything contained in this Agreement to the contrary, to the extent that any or all Payments would be subject to the imposition of an Excise Tax, the Payments shall be reduced (but not below zero) if and to the extent that such reduction would result in Employee retaining a larger amount, on an after-tax basis (taking into account federal, state and local income taxes and the imposition of the Excise Tax), than if Employee received all of the Payments (such reduced amount hereinafter referred to as the “Limited Payment Amount”). The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value to actual present value of such Payments as of the date of the change of control, as determined by the Determination Firm (as defined in Section 8(b) below). For purposes of this Section 8, present value shall be determined in accordance with Section 280G(d)(4) of the Code. For purposes of this Section 8, the “Parachute Value” of a Payment means the present value as of the date of the change of control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(b)	All calculations under this Section 8 shall be made by a nationally recognized accounting firm or compensation consulting firm designated by the Company and reasonably acceptable to Employee (other than the accounting firm that is regularly engaged by any party who has effectuated a change in control) (the “Determination Firm”). For purposes of determining whether and the extent to which the Payments will be subject to the Excise Tax: (A) no portion of the Payments the receipt or enjoyment of which Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account; (B) no portion of the Payments shall be taken into account which, in the opinion of tax counsel (“Tax Counsel”) reasonably acceptable to Executive and selected by the Determination Firm, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including, without limitation, by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Payments shall be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as set forth in Section 280G(b)(3) of the Code) that is allocable to such reasonable compensation; and (C) the value of any non-cash benefit or any deferred payment or benefit included in the Payments shall be determined by the Determination Firm in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. The Determination Firm shall provide its calculations, together with detailed supporting documentation, both to the Company and Employee within 50 days after the change in control or the date of termination, whichever is later (or such earlier time as is requested by the Company) and, with respect to the Limited Payment Amount, shall deliver its opinion to Employee that he is not required to report any Excise Tax on his federal income tax return with respect to the Limited Payment Amount (collectively, the “Determination”). The Company shall pay all fees and expenses of the Determination Firm and Tax Counsel. Within 15 days after Employee’s receipt of the Determination, Employee shall have the right to dispute the Determination (the “Dispute”). The existence of the Dispute shall not in any way affect the right of Employee to receive the Payments in accordance with the Determination. If there is no Dispute, the Determination by the Determination Firm shall be final binding and conclusive upon the Company and Employee (except as provided in subsection (c) below).

(c)

If, after the Payments have been made to Employee, it is established that the Payments made to, or provided for the benefit of, Employee exceed the limitations provided in subsection (a) above (an “Excess Payment”) or are less than such limitations (an “Underpayment”), as the case may be, then the provisions of this subsection (c) shall apply. If it is established, pursuant to a final determination of a court or an Internal Revenue Service (“IRS”) proceeding which has been finally and conclusively resolved, that an Excess Payment has been made, Employee shall repay the Excess Payment to the Company on demand. In the event that it is determined (i) by the Determination Firm, the Company (which shall include the position taken by the Company on its federal income tax return) or the IRS, (ii) pursuant to a determination by a court or (iii) upon a resolution to the satisfaction of Employee of a Dispute, that an Underpayment has occurred, the Company shall pay an amount equal to the Underpayment to Employee within 10 days of such determination or resolution together with interest on such amount at the applicable federal short-term rate, as defined under Code Section 1274(d) as in effect on the first date that such amount should have been paid to Employee under this Agreement, from such date until the date that such Underpayment is made to Employee.

(d)	In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 8 shall be of no further force or effect.

9.	Reimbursement of Legal Fees

(a)	Employer shall promptly reimburse Employee for any and all legal fees and expenses incurred by him (up to $6,000) in connection with his negotiation and execution of this Agreement.

(b)

Employer shall also promptly reimburse Employee for any and all legal fees and expenses incurred by him as a result of a termination of employment described in Section 7(b), including without limitation all fees and expenses incurred to enforce the provisions of this Agreement. Each such reimbursement shall be made within 60 days of Employee’s written request, but, in any event, no later than 2 1/2 months following the calendar year in which the cost is incurred. Expenses will be payable for a period of two (2) years following the termination. The expenses paid by Employer during any taxable year of Employee will not affect the expenses paid by Employer in another taxable year. This right to reimbursement is not subject to liquidation or exchange for another benefit.

10.	Prohibited Practices

Terms used in this Section 10 and in Section 11 that are defined in Section 13-8-51 of the Official Code of Georgia Annotated (“OCGA”) shall have the meanings given such terms in OCGA Section 13-8-51. Employee acknowledges and agrees that the Company is in the business of developing, manufacturing, and selling reagents and systems used to detect and identify cell and serum components of human blood prior to blood transfusions. Employee further acknowledges and agrees that he is and in the course of his employment performs the duties of a key employee of the Company for the purpose of developing the Company’s business. Employee further acknowledges that as a result of his position with the Company, he will stand in a position of trust and confidence with the Company’s employees and that the restrictions contained in this Section 10 and Section 11 are reasonable and necessary to protect the Company’s legitimate business interests.

During the term of Employee’s employment hereunder, and for a period of two (2) years after such employment is terminated for any reason, in consideration of the compensation being paid to Employee hereunder, Employee shall not, directly or by assisting others:

(a)	solicit or attempt to solicit business from anyone who is or becomes an active or prospective customer of Employer or any of its affiliates and with whom Employee had material contact during his employment under this Agreement, if the purpose of the solicitation or attempted solicitation is to induce such active or prospective customer to purchase products or services from another entity or person of the type offered or provided by the Company or any of its affiliates within the two years preceding the date of termination; or

(b)	solicit or attempt to solicit current suppliers of the Company or any of its affiliates to terminate their relationship with the Company or such affiliates; or

(c)	solicit or recruit or attempt to solicit or recruit any employee of Employer or any of its affiliates with whom Employee had material contact during Employee’s employment hereunder for the purpose of, or with the intent of, inducing the employee to leave the employment of the Company or any of its affiliates in favor of a competing business; or

(d)

engage in a Competitive Activity within the Restricted Territory, whether as an individual or as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer, agent, partner, advisor or lender of any individual, partnership, corporation or other organization that is engaged in a Competitive Activity, except that Employee shall not be prohibited from investing in five percent (5%) or less of the equity of any entity engaged in a Competitive Activity. For purposes of this Agreement, (i) “Competitive Activity” shall mean the business of selling or providing products or services into the blood banking industry, including, without limitation, serology or molecular immunohematology products or services, and (ii) “Restricted Territory” shall mean any geographic area in which Employee was working at the time of termination, as well as any geographic area in which the Company or any of its affiliates does business at any time during Employee’s employment with Company, specifically including without limitation each of the states and territories of the United States, and the countries of Canada, England, Germany, Italy, France, Spain, Portugal and Japan.

11.	Protection of Company Property

(a)	Protection of Trade Secrets. Employee acknowledges that during the course of his employment, Employee will have significant access to, and involvement with, the Company’s Trade Secrets and Confidential Information. Employee agrees to maintain in strict confidence and, except as necessary to perform his duties for the Company, Employee agrees not to use or disclose any Trade Secrets of the Company during or after his employment for so long as such Trade Secrets are protected by applicable law. Employee acknowledges and agrees that his agreements under this Section 11(a) extend to Trade Secrets of the Company and to Trade Secrets of third parties provided to the Company pursuant to contracts or agreements that require the Company and its employees to maintain the confidentiality of such Trade Secrets. For purposes of this Agreement, “Trade Secrets” means anything that constitutes a trade secret under the Georgia Trade Secrets Act, O.C.G.A. § 10-1-760 et seq., and includes, but is not limited to, any information, technical or nontechnical data, formulas, patterns, compilations, a programs, devices, methods, a techniques, a drawings, a processes, financial data, financial plans, product plans, and/or lists of actual or prospective customers that: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its or their disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(b)	Protection of Other Confidential Information. In addition, Employee agrees to maintain in strict confidence and, except as necessary to perform his duties for the Company, not to use or disclose any Confidential Information of the Company during his employment and for so long as such information remains confidential following termination of Employee’s employment. Employee acknowledges and agrees that his obligations under this Section 11(b) extend to Confidential Information of the Company and to Confidential Information of third parties provided to the Company pursuant to contracts or agreements that require the Company and its employees to maintain the confidentiality of such Confidential Information. “Confidential Information” shall include any confidential internal, non-public information (other than Trade Secrets) including, but not limited to information regarding the Company’s financial position and results of operations (including revenues, assets, net income, etc.); annual and long-range business plans; product or service plans; marketing plans and methods; training, educational and administrative manuals; supplier information and purchase histories; customers or clients; personnel and salary information; and employee lists.

(c)

Rights to Work Product. Except as expressly provided in this Agreement, the Company alone shall be entitled to all benefits, profits and results arising from or incidental to Employee’s performance of his job duties to the Company. To the greatest extent possible, any work product, property, data, invention, “know-how”, documentation or information or materials prepared, conceived, discovered, developed or created by Employee in connection with performing his employment responsibilities during Employee’s employment with the Company shall be deemed to be “work made for hire” as defined in the Copyright Act, 17 U.S.C.A. § 101 et seq., as amended, and owned exclusively and perpetually by the Company. Employee hereby unconditionally and irrevocably transfers and assigns to the Company all intellectual property or other rights, title and interest Employee may currently have (or in the future may have) by operation of law or otherwise in or to any work product. Employee agrees to execute and deliver to the Company any transfers, assignments, documents or other instruments which the Company may deem necessary or appropriate to vest complete and perpetual title and ownership of any work product and all associated rights exclusively in the Company. The Company shall have the right to adapt, change, revise, delete from, add to and/or rearrange the work product or any part thereof written or created by Employee, and to combine the same with other works to any extent, and to change or substitute the title thereof, and in this connection Employee hereby waives the “moral rights” of authors as that term is commonly understood throughout the world including, without limitation, any similar rights or principles of law which Employee may now or later have by virtue of the law of any locality, state, nation, treaty, convention or other source. Unless otherwise specifically agreed, Employee shall not be entitled to any additional compensation, beyond his salary, for any exercise by the Company of its rights set forth in the preceding sentence.

(d)	Return of Property. Employee shall surrender to the Company, promptly upon its request and in any event upon termination of Employee’s employment for any reason, all property of the Company, including, but not limited to, all media, documents, notebooks, computer programs, handbooks, data files, models, samples, price lists, drawings, customer lists, prospect data, or other material of any nature whatsoever (in tangible or electronic form) in Employee’s possession or control, including all copies thereof, relating to the Company, its business, or its customers. Upon the request of the Company, employee shall certify in writing compliance with the foregoing requirement.

(e)	As used in this Section 11 references to “the Company” will be deemed to include references to each of the Company’s affiliates.

12.	Severability

It is the intention of the parties that if any of the restrictions or covenants contained in Sections 10 or 11 of this Agreement are in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a covenant having the maximum enforceable geographic area, time period and any other provisions (not greater than those contained herein) as shall be valid and as shall be valid and enforceable under such applicable law.

If any provision contained in this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

13.	Waiver of Provisions

Failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver’s contained in a writing signed by the party against whom the waiver or relinquishment is sought to be enforced.

14.	Notices

Any notice or other communication to a party required or permitted hereunder shall be in a writing and shall be deemed sufficiently given when received by the party (regardless of the method of delivery), or if sent by registered or certified mail, postage and fees prepaid, addressed to the party as follows, on the earlier of the date of receipt or the fifth business day after mailing:

(a)	If to Employer: Immucor, Inc.

Attn: Vice President of Human Resources

3130 Gateway Drive

Norcross, GA 30071

(b)	If to Employee: 1992 Winchelsea Court

 Dunwoody, GA 30338

or in each ease to such other address as the party may time to time designate in writing to the other party.

15.	Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia without regard to its choice-of-law rules.

16.	Enforcement

In the event of any breach or threatened breach by Employee of any covenant contained in Sections 10 or 11 hereof, the resulting injuries to the Company would be difficult or impossible to estimate accurately, even though irreparable injury or damages would certainly result. Accordingly, an award of legal damages, if without other relief, would be inadequate to protect the Company. Employee, therefore, agrees that in the event of any such breach, the Company shall be entitled to obtain from a court of competent jurisdiction an injunction to restrain the breach or anticipated breach of any such covenant, and to obtain any other available legal, equitable, statutory, or contractual relief. Should the Company have cause to seek such relief, no bond shall be required from the Company, and Employee shall pay all attorney’s fees and court costs which the Company may incur to the extent the Company prevails in its enforcement action.

17.	Entire Agreement; Modification and Amendment

This Agreement contains the sole and entire agreement between the parties and supersedes all prior discussions and agreements between the parties with respect to the matters addressed herein, and any such prior agreement shall, from and after the date hereof, be null and void. This Agreement and the attached Schedules shall not be modified or amended except by an instrument in writing signed by the parties hereto.

18.	Parties Benefited

This Agreement shall insure to the benefit of, and be binding upon, Employee, his heirs, executors and administrators, and Employer, its subsidiaries, affiliates, and successors.

19.	Code Section 409A

(a)

General. This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder, including any applicable transition relief under Section 409A (collectively, “Section 409A Guidance”). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Employee as a result of the application of Section 409A of the Code.

(b)	Definitional Restrictions. To the extent that the right to any payment under this Agreement provides for deferred compensation within the meaning of Section 409A that is not exempt from Section 409A as involuntary separation pay or a short-term deferral (or otherwise), a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for any payment or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of the Section 409A Guidance and, for purposes of any such provision, references to a “termination,” “termination of employment,” or like terms shall mean “separation from service.”

(c)	Six-Month Delay in Certain Circumstances. Notwithstanding any provision to the contrary in this agreement, if Employee is deemed on the date of Employee’s “separation from service” (within the meaning of the Section 409A Guidance) to be a “specified employee” (within the meaning of the Section 409A Guidance), then with regard to any payment or distribution under this Agreement that is required to be delayed pursuant to Section 409A(a)(2)(B), such payment or distribution shall not be made prior to the earlier of (1) the later of (a) December 10, 2012 or (b) the first day of the seventh month following the date of Employee’s “separation from service”, or (2) the date of Employee’s death or any other permissible acceleration event under the Section 409A Guidance (in either case, the “Required Delay Period”). Any payment or distribution so delayed shall be accumulated through and paid within ten (10) days after the end of the Required Delay Period, and the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(d)	Timing of Release of Claims. Whenever in this Agreement a payment or benefit is conditioned on Employee’s execution of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination; failing which such payment or benefit shall be forfeited. If such payment or benefit constitutes non-exempt deferred compensation for purpose of the Section 409A Guidance, and if such 60-day period begins in one calendar year and ends in the next calendar year, the payment or benefit shall not be made or commence before the second such calendar year, even if the release becomes irrevocable in the first such calendar year. In other words, Employee is not permitted to influence the calendar year of payment based on the timing of his signing of the release.

(e)	Permitted Acceleration. The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Employee of deferred amounts, provided that such distribution meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).

20.	Consulting Arrangements

In partial consideration for Employer’s agreements hereunder, Employee has agreed to enter into a Consulting Agreement with Employer in substantially the form attached hereto as Exhibit A.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first mentioned above.

IMMUCOR, INC.		EMPLOYEE

By:	/s/ Joseph E. Rosen	/s/ Gioacchino De Chirico
	(Signature)	Gioacchino De Chirico

	Name: Joseph E. Rosen	Date: June 10, 2011

Title: Chairman of the Board

Date: June 10, 2011

[Signature Page to Amended and Restated Employment Agreement]

SCHEDULE A

EMPLOYMENT AGREEMENT DATED DECEMBER 1, 2003, AMENDED AS OF JUNE 1, 2007, AND AMENDED AND RESTATED AS OF JUNE 10, 2011, BY AND BETWEEN IMMUCOR, INC. AND GIOACCHINO De CHIRICO.

Base compensation:	$607,000 a year payable in 26 installments every two weeks.

FY 2012 bonus plan:	target bonus will be 45% of the above-stated base compensation.

FY 2012 LTI plan:	target value of awards will be 150% of the above-stated base compensation.

Awards will be made 25% in performance shares and 75% in time-vested restricted stock units.

IMMUCOR, INC.		EMPLOYEE

By:	/s/ Joseph E. Rosen	/s/ Gioacchino De Chirico
	(Signature)	Gioacchino De Chirico

	Name: Joseph E. Rosen	Date: June 10, 2011

Title: Chairman of the Board

Date:	June 10, 2011

(This Schedule A supersedes and replaces any Schedule A previously executed by the parties hereto.)

SCHEDULE B

EMPLOYMENT AGREEMENT DATED DECEMDER 1, 2003, AMENDED AS OF JUNE 1, 2007, AND AMENDED AND RESTATED AS OF JUNE 10, 2011, BY AND BETWEEN IMMUCOR, INC. AND GIOACCHINO DE CHIRICO

Life Insurance for the Benefit of Employee:

Insured: Gioacchino De Chirico.

Face Amount: $1,000,000.00

Owner of Policy:                Employee

Policy Number:

Insurance Company:

IMMUCOR, INC.		EMPLOYEE

By:	/s/ Joseph E. Rosen	/s/ Gioacchino De Chirico

	Name: Joseph E. Rosen	Gioacchino De Chirico

	Title: Chairman of the Board	Date: June 10, 2011

Date:	June 10, 2011

(This Schedule B supersedes and replaces any Schedule B previously executed by the parties hereto.)